SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On April 30, 2002 the Registrant issued a press release entitled "Riverdeep Group plc Reports Third Quarter Fiscal 2002 Results."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date May 7, 2002

By: ....
Name:
Title

EXHIBIT INDEX

Exhibit No.	Description
99.1	Riverdeep Group plc Reports Third Quarter Fiscal 2002 Results

Exhibit 99.1

Riverdeep Group plc Reports
Third Quarter Fiscal 2002 Results

FOR IMMEDIATE RELEASE **Exhibit 99.1**

Riverdeep Group plc Reports Third Quarter Fiscal 2002 Results

~Revenue Increases to $46.6 Million and Adjusted Net Income to $6.9 Million~ ~Company Generates $5.96 Million of Cash From Operations During the Quarter~

DUBLIN, Ireland & CAMBRIDGE, MA, April 30, 2002 – Riverdeep Group plc (NASDAQ: RVDP), a global leader in the development and distribution of multi-platform K-12 educational products for both schools and consumers, today announced financial results for its third fiscal quarter ended March 31, 2002.

Revenue for the quarter ended March 31, 2002 increased to $46.6 million as compared to $14.8 million in the prior year quarter and $41.3 million in the second quarter of fiscal 2002. Revenues for the nine months ended March 31, 2002 increased to $117.4 million as compared to $31.5 million in the corresponding prior year period.

The company reported adjusted net income of $6.9 million and $14.5 million for the three and nine months ended March 31, 2002, respectively, after excluding non-cash charges for stock-based compensation, and amortization of non-current assets along with restructuring charges of $4.1 million for the nine month period ended March 31, 2002. The adjusted net income of $6.9 million represents an increase of 57% when compared to the $4.4 million recorded in the quarter ended December 31, 2001. The company reported adjusted net losses of $4.4 million and $20.1 million in the corresponding prior year periods, after giving effect to the items described above and excluding acquired research and development of $9.9 million in the fiscal 2001 nine month period.

The adjusted net income per diluted ADS was $0.17 and $0.38 for the three and nine month periods ended March 31, 2002, compared to adjusted net losses per ADS of $0.13 and $0.64 in the corresponding periods in fiscal 2001.

The company reported net income of $3.5 million and $1.0 million for the three and nine month periods ended March 31, 2002, as compared to net losses of $11.0 million and $45.9 million in the corresponding prior year periods. On a per share basis, the company earned $0.09 and $0.03 per diluted ADS, in the fiscal 2002 three and nine month periods as compared to net losses per ADS of $0.33 and $1.45 in the fiscal 2001 periods.

Mr. Barry O'Callaghan, Chief Executive Officer of Riverdeep commented: "We are pleased to have delivered these results. The ability to generate positive cash flows from operations of $5.96 million is the best validation to date of our strategy in building a world-class electronic educational publishing company. We continue to leverage our fixed cost base while increasing distribution of all products throughout our direct and indirect channels. The positive cash flow from operations resulted in an increase in cash and marketable securities bringing the balance to $58.2 million at March 31, 2002."

Mr. O'Callaghan continued, "The market for electronic instructional materials continues to grow and evolve. Riverdeep's product line fills the need for professional development, test-score improvement and student/teacher accountability. In the last 90 days, we were awarded two prestigious CODIE awards and five Parents Choice awards. We released a number of new titles into our channels including the unveiling of *Destination Reading* at the International Reading Association Convention. The combination of the need for test score improvement, the changing demographics of the teacher population and the anticipation of regulation for statewide adoptions, all point to a strong market for Riverdeep products well into the future. As we continue to execute our business plan, we are confident in our ability to deliver consistent results in line with our guidance."

About Riverdeep Group plc

Riverdeep Group plc provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools, support and professional development offerings via *riverdeep.net*, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination MATH, Science Explorer, Science Gateways, and Tangible MATH, are accessible via *riverdeep.net* and are available on CD-ROM for all major operating platforms. Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, Cluefinders, and Oregon Trail.

Riverdeep was founded in 1995 and is jointly headquartered in Dublin, Ireland, and Cambridge, Massachusetts. For more information, write to Riverdeep Interactive Learning, 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit *www.riverdeep.net*; or send a note to info@riverdeep.net.

Safe Harbor Statement – Riverdeep Group plc

Except for historical information, matters discussed in this press release are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include, but are not limited to: failure to transition from a CD-ROM based delivery system to a subscription-based delivery system; lack of sponsorship; failure to enter into strategic partnerships or to integrate acquired businesses or assets; foreign exchange risks; lack of future additional financing; failure to maintain strong brand identity; decrease in federal and government funding for schools; unwillingness of teachers to incorporate our products and services into lesson plans; and infringement of our intellectual property rights, as well as other factors discussed under "Risk Factors" from time to time in the Company's SEC reports, including those in the Company's prospectus dated March 9, 2000 and the Company's fiscal 2001 Annual Report. The Company specifically disclaims any obligation to update or revise any forward looking information, whether as a result of new information, future developments or otherwise.

Riverdeep Group plc
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2001	**2002**	**2001**	**2002**
Revenue				
Product	$ 14,809	$ 46,551	$ 31,216	$ 117,368
Other	-	-	313	-
Total Revenue	14,809	46,551	31,529	117,368
Cost of revenue	2,035	8,275	4,824	19,655
Gross profit	12,774	38,276	26,705	97,713
Operating expenses				
Sales and marketing	8,539	15,346	23,646	41,119
Research and development	6,875	10,030	19,462	27,324
General and administrative	2,577	5,416	7,052	14,509
Stock-based compensation	670	470	2,012	1,708
Amortization of goodwill and indefinite lived assets	4,084	-	9,477	-
Amortization of non-current assets	1,836	2,914	4,357	7,662
In-process research & development	-	-	9,940	-
Restructuring charge	-	-	-	4,095
Total operating expenses	24,581	34,176	75,946	96,417
Income (loss) from operations	(11,807)	4,100	(49,241)	1,296
Other income, net	840	194	3,346	957
Income (loss) before provision for income taxes	(10,967)	4,294	(45,895)	2,253
Provision for income taxes	-	(820)	-	(1,251)
Net Income (loss)	$ (10,967)	$ 3,474	$ (45,895)	$ 1,002
Net Income (loss) per Ordinary Share – basic	$(0.05)	$0.01	$(0.24)	$0.00
diluted	$(0.05)	$0.01	$(0.24)	$0.00
Share used in computing net income (loss) per Ordinary Share – basic	199,840	231,765	189,443	222,973
diluted	199,840	235,687	189,443	228,449
Net income (loss) per American Depositary Share (ADS)[1] - basic	$(0.33)	$0.09	$(1.45)	$0.03
diluted	$(0.33)	$0.09	$(1.45)	$0.03

[1] ADS data is based upon six ordinary shares per each ADS.

A. Riverdeep Group plc

Condensed Consolidated Balance Sheets
(In thousands, except per share data)
(unaudited)

	II. JUNE 30, 2001	III. MARCH 31, 2002
ASSETS		
Current Assets		
Cash, cash equivalents and marketable securities	$ 53,986	$ 58,185
Accounts receivable, net	34,615	57,476
Inventories	2,462	4,512
Prepaid expenses and other current assets	3,699	3,551
Total current assets	94,762	123,724
Property and equipment, net	8,357	7,646
Intangible assets, net	109,734	188,650
Total Assets	$ 212,853	$ 320,020
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 5,452	$ 18,602
Accrued expenses	11,207	30,731
Current portion of capital lease obligations	136	1,486
Notes payable	2,084	91
Deferred revenue	13,043	12,782
Total current liabilities	31,922	63,692
Capital leases due after more than one year	217	1,040
Shareholders' Equity		
Convertible preference shares, none outstanding	-	-
Ordinary shares, 205,480,000 and 221,692,000, respectively (ADS's, 34,247,000 and, 36,949,000, respectively)	20,548	22,169
Additional paid-in capital	262,989	332,377
Accumulated deficit	(99,119)	(98,117)
Deferred stock compensation	(4,022)	(1,459)
Accumulated other comprehensive income	318	318
Total shareholders' equity	180,714	255,288
Total Liabilities and Shareholders' Equity	$ 212,853	$ 320,020